Greenbriar Sustainable Living Inc.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarliving.com

NEWS RELEASE

GREENBRIAR ANNOUNCES RESULTS FROM AGM AND APPOINTS NEW DIRECTOR

July 8th, 2025	Trading Symbol:
TSX Venture Exchange: GRB
US OTC Market: GEBRF

Scottsdale, Arizona, July 8th, 2025 - Greenbriar Sustainable Living Inc. (TSXV: GRB) (OTC: GEBRF) ("Greenbriar" or the "Company") announces the results of its Annual General and Special Meeting of Shareholders held on July 7, 2025 (the "AGSM").

At the AGSM, the shareholders approved all of the resolutions detailed in the information circular for the AGSM, namely:

  to set the number of directors at six (6);

  to elect the directors;

  to re-appoint the Company's auditor;

  to approve the continuation of the Company's stock option plan;

  to approve, as, a special resolution, the amendments to the Company's Notice of Articles to create a new class of preferred shares, issuable in series, as more particularly described in the information circulate; and

  to transact on all other matters that may property come before the AGSM.

At the AGSM, Chris Harvey did not stand for re-election1 and as more particularly detailed below, a casual vacancy (the "Casual Vacancy") on the Company's board of directors (the "Director") was created. At the AGSM, 37,463,538 common shares of the Company were voted, representing 14.61% of the Company's common shares. The following table details the results:

Resolutions	Votes For (%)	Votes Against (%)	Votes Withheld (%)
To set the number of directors for the ensuing year at six (6)	99.96%	0.04%	0.00%

1 If Chris Harvey stood for re-election, Mr. Harvey would have received 98.53% of votes for, 0.00% against, and 1.47% withheld.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

Resolutions	Votes For (%)	Votes Against (%)	Votes Withheld (%)
J. Michael Boyd (director election)	99.96%	0.00%	0.04%
Jeffrey J. Ciachurski (director election)	99.96%	0.00%	0.04%
Daniel Kunz (director election)	99.96%	0.00%	0.04%
William Sutherland (director election)	99.96%	0.00%	0.04%
Clifford M. Webb	98.23%	0.00%	1.77%
Appointment of Auditor	100%	0.00%	0.00%
Stock Option Plan	97.38%	2.62%	0.00%
Amendment to Articles	95.89%	4.11%	0.00%

Casual Vacancy

Following the AGSM, the Board approved Tommy Sullivan Jr. ("Sullivan Jr.") to fill the Casual Vacancy.

Chris Harvey has written to the CEO, Jeff Ciachurski: "Thank you for the opportunity to serve as a board member for Greenbriar. I am a huge supporter of your vision Jeff and your tenacious and informed execution. I am confident that my board seat will be in great hands with Tommy, given everything he has done already for the company and what I am sure will be an enormous contribution going forward. Please let me know any way I can be of assistance, particularly on capital markets and strategic matters."

Mr. Sullivan Jr. focuses on infrastructure and real estate project financing. A University of Arizona Alumni, Mr. Sullivan Jr has a multitude of business interests and companies he has operated, founded and invested, coupled with a very strong work ethic, building, operating, managing and building Real Estate Title and Insurance Companies, Mortgage Companies and disruptive Technology Platforms and businesses. In the real estate mortgage industry Mr. Sullivan Jr built over 350 branch offices with over 7,000 agents transacting up to USD $3.5 billion per month of loans.

As a very active Real Estate Investor and Business Leader, Tommy has helped utilize his business acumen with the following past and present business endeavors.

Former Chairman, President and Board member:

Title Security Agency LLC

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

Former Founder and Past Board member and Vice Chairman:

First Magnus Financial

(Mortgage Bank)

Founder, Board Member:

Brilliant Health LLC

(Biopharma co. Nutraceutical, genetic based therapeutics and disruptive technology)

Board member and Co-investor.

Healthloq

(Block Chain development company for Authentication of ingredients and chain of custody for Food and health related products)

Co-founder

Title Ventures

Active Joint Venture Title Company

Co-Founder,

Assimilate Solutions

(BPO, KPO outsource provider) recently sold to Private Equity

Investor /active business development officer

MozAIq llc

(RPA, AI automation company)

Co-Founder/owner

Chairman

Landmark Title Assurance Company

(Title Insurance) recently sold to Capital Title of Texas

Co-owner

Digital Solutions Incorporated

(software company Title Plant provider)

Active Investor and Advisor

FYNTRA

(Quantum Ledger payment platform

For Crypto, Fiat and other currencies, Documents, NFT related transactions)

Active investor and Advisor
QuSecure
Quantum resilient Cybersecurity

Active Investor and Advisor

Virtual Energy

Digital engines and alternative fuels

Active Investor and Advisor

iValt

Blockchain identity Zero trust and 5 factor protection

Active Advisor, Member

Defense Scripts

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

Patented Open source A.I. cybersecurity

Platform specializing in Kubernetes Rapid full Audit PEN testing-Dark Web/State sponsored malware detection and remediation.

Investor /Advisor

Serastar

Tactical Audio/video Distribution

Investor and Advisor

Greenbriar Sustainable Living

Public company

Investor and Advisor

Advisor Investor

Captiva Verde

Public Company

Sentinel Capital

Advisor Investor

Fully licensed Investment Brokerage

Dubai, UAE

Investor, Owner

Extend Clinic and Hope Retreat

(V-Cell) Stem cell and Health retreat

Panama City, Panama

Investor /Advisory

Titan Gaming

International Gaming Platform

About Greenbriar Sustainable Living Inc.

Greenbriar is a leading developer of sustainable real estate and renewable energy. With long-term, high impact projects and led by a successful industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeff Ciachurski"

Jeffrey J. Ciachurski
Chief Executive Officer and Director
Phone: 949.903.5906

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

This news release includes "forward-looking statements" and "forward-looking information" within the meaning of Canadian securities laws and United States securities laws (together, "forward-looking statements"). All statements included in this news release, other than statements of historical fact, are forward-looking statements including, without limitation, statements with respect to the closing of the Shares for Debt Transaction, the issuance of Common Shares, and the approval of the Shares for Debt Transaction by the TSX Venture Exchange. Forward-looking statements include predictions, projections and forecasts and are often, but not always, identified by the use of words such as "anticipate", "believe", "plan", "estimate", "expect", "potential", "target", "budget", "propose" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions and includes the negatives thereof.

Forward-looking statements are based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which the Company operates, are inherently subject to significant operational, economic, and competitive uncertainties, risks and contingencies. These include assumptions regarding, among other things: general business and economic conditions. There can be no assurance that forward-looking statements will prove to be accurate and actual results, and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include those described under the heading "Risks and Uncertainties" in the Company's most recently filed MD&A (a copy of which is available under the Company's SEDAR profile at www.sedarplus.ca). The Company does not undertake to update or revise any forward-looking statements, except in accordance with applicable law.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF